Electronic Systems Technology, Inc.                                   Phone:   509-735-9092

415 N. Quay Street, Building B1, Kennewick, WA 99336     Fax:       509-783-5475

August 15, 2016

Mr Brian Cascio

Accounting Branch Chief

Office of Electronics and Machinery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

Washington, D.C. 20549

Re:

Electronic Systems Technology, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed March 4, 2016

File No. 000-27793

Dear Mr. Cascio

We are responding to your comments of August 12, 2016.  For ease of reference, both your comment and our responses are set forth below.

Form 10-K for the Fiscal Year Ended December 31, 2015

Comment 1:  Please amend your filing to include an audit report that is signed by your independent registered public accountant as required by Article 2 of Regulation S-X.  Refer to Item 302(a) of Regulation S-T which provides guidance on including signatures in electronic filings.  The amendment should also include currently dated Section 302 and 906 certifications that reference the amended Form 10-K.

Response:  We have so amended our 10K.  See Form 10K/A filed August 16, 2016 via EDGAR.

Comment 2:  Please have your auditor revise the first paragraph of its report to identify the statements audited using titles consistent with the titles of the financial statements presented, including for example, the statements of operations.

Response:  Our auditor has so amended its audit report.  See Form 10K/A filed August 16, 2016 via EDGAR.

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the company acknowledges that:

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The company is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

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the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions.

Sincerely,

/s/ Michael W. Eller

Chief Executive Officer

Electronic Systems Technology, Inc.